

Mail Stop 4561

April 10, 2017

Kris Canekeratne
Chairman and Chief Executive Officer
Virtusa Corporation
2000 West Park Drive
Westborough, MA 01581

> **Re: Virtusa Corporation**
> **Form 10-K for the fiscal year ended March 31, 2016**
> **Filed May 27, 2016**
> **Form 10-Q for the quarterly period ended December 31, 2016**
> **Filed February 9, 2017**
> **File No. 001-33625**

Dear Mr. Canekeratne:

We have reviewed your letter dated March 17, 2017 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 6, 2017.

Form 10-K for the Fiscal Year Ended March 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 66

1.   In response to prior comment 1, you indicate that you will consider disclosing more disaggregated information related to the reconciling item of acquisition-related charges within the non-GAAP financial measures presentations, to the extent material. We note that acquisition-related transaction and integration costs and amortization of intangibles

from acquisitions both appear to be individually significant. In addition, the nature of transaction and integration costs is that they do not necessarily affect earnings on a consistent basis, while amortization would appear to affect multiple consecutive periods. Confirm that, in addition to separately presenting material reconciling items, you will separately present items that are different in nature, such as amortization of intangibles from acquisitions and other acquisition-related costs that may not necessarily have an ongoing impact.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note (4) Acquisitions, page 97

2.   You indicate in response to prior comment 3 that you determined that the open offer does not meet the definition of a mandatory redeemable financial instrument and therefore is not classified as a liability. In reaching this conclusion as of March 31, 2016, considering that the tender offer was fully subscribed and closed on March 28, 2016, as noted from the disclosure on Form 8-K filed March 30, 2016, tell us in greater detail the basis for your conclusion that the offer is not considered a fixed-price forward contract to buy 26% of Polaris at a stated future date as illustrated in ASC 480-10-55-54. Alternatively, tell us why the accepted offer was not a liability under ASC 210-10-45-9 as of the year ended March 31, 2016. To the extent that you can support that the financial instrument should not be classified as a liability, please further explain why it is appropriate to classify the noncontrolling interest as permanent equity. In this regard, considering that the financial instrument is redeemable for cash at the option of the noncontrolling interest holders, it would appear that the security should be classified outside of permanent equity following the guidance in ASC 480-10-S99-3A.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 26

3.   In response to prior comment 4, you indicate that the revenue generated from clients acquired in the acquisition of Polaris had the most significant impact on the fluctuation in revenue and there is disclosure of the impact to your revenues from the Polaris acquisition throughout your Management Discussion and Analysis and Footnote disclosures. Tell us where the quantitative impact on revenue from the Polaris acquisition is specifically disclosed. Please also confirm that your enhanced disclosures in future filings will include an indication of magnitude of the revenue generated from clients acquired in the acquisition of Polaris.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services